Exhibit 99.1

UNITED UTILITIES PLC

PERFORMANCE SHARE PLAN

Option awards granted under the United Utilities PLC performance share plan 2001/02 (the “Plan”) vested today in favour of the undernoted directors to the extent of the number of shares shown against their names. The option awards may be exercised at any time prior to 31 August 2004. Under the rules of the Plan, no payment is made upon the grant or vesting of an option award.

Name	Ordinary shares of £1 each

John Roberts	36,783
Simon Batey	29,886
Gordon Waters	21,035

Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".